Exhibit 4.13

LOAN AGREEMENT

Party A

Full Truck Alliance Information Consulting Co., Ltd.

Party B

[Name of Borrower]

November 18, 2021

LOAN AGREEMENT

THIS LOAN AGREEMENT (hereinafter, the “Agreement”) is entered into between the following Parties as of November 18, 2021:

Party

A: Full Truck Alliance Information Consulting Co., Ltd, a liability limited company established and existing under the laws of People’s Republic of China (hereinafter, the “PRC”, only for the purpose of this contract, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan region); its address is No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang.

Party B: [Name of Borrower], a citizen of People’s Republic of China, ID Card number******.

(each of the Party shall be referred to as a “Party”, and shall be collectively referred to as the “Parties”.)

Whereas:

(1)	Party B intends to make capital contribute of RMB__ million to Guiyang Shan’en Technology Co., Ltd (hereinafter, “Shan’en Technology”), which holding __% equity interest of Shan’en Technology;

(2)

Party A agrees to provide the Loan (hereinafter, the “Loan”) of RMB__ million to Party B in accordance with the terms and conditions of the Agreement, to be used for capital contribution of Shan’en Technology by Party B.

IN WITNESS WHEREOF, upon mutual discussion and negotiation, the Parties have reached the following agreement:

1.	Loan

Party A provides Loan to Party B.

2.	Entrusted Payment

Party B hereby irrevocably agrees and authorizes that Party A may pay the Loan to the account of Party B directly, and may directly pay the Loan from Party B to the bank account of Shan’en Technology as the capital contribution to Shan’en Technology from Party B. If Party A pays the Loan to the aforesaid account, it shall be deemed that Party B has received the Loan.

3.	Term

The term of the Loan shall be ten (10) years commencing from the actual distribution date (i.e. [*]). The term can be extended under Party A’s request or agreement prior to the expiration of the term to another ten (10) years with no limits on the number of extensions. During the term of the Loan and/or its extensions, Party A can terminate the Agreement at any time and request to repay the Loan from Party B after informing Party B in writing 30 days in advance.

4.	Termination and Prepayment

4.1

Unless renewed or early termination of the Agreement, the Agreement shall be terminated upon expiration. Party B shall repay the Loan in full amount to Party A within fifteen (15) days of the termination of the Agreement.

4.2

During the term of the Loan and/or its extensions, Party A shall have the right to terminate the Agreement immediately under the following circumstances, and require Party B to repay the Loan in full amount in advance within fifteen (15) days of the termination of the Agreement:

(1)	Party B fails to make capital contribution and lawfully holds the above equity interest of the Shan’en Technology;

(2)	Party B withdraws from Shan’en Technology and ceases to be a shareholder of Shan’en Technology;

(3)	Party B is dead or a person is found to have incompetent or limited capacity in civil conduct;

(4)	Party B is suspected of criminal offences;

(5)

Party A exercises the exclusion share option under the Exclusive Share Option and Share Trust Agreement in accordance with the above Exclusive Share Option and Share Trust Agreement entered into by Party A and Party B and Shan’en Technology.

4.3

During the term of the Loan and/or its extensions, in no reason shall Party B repay the Loan in advance unless with the written request from Party A. If there is violation of the Agreement regarding the prepayment by Party B, Party B shall pay Party A not less than RMB1 million liquidated damage in a lump sum on a pro-rata basis.

4.4	The rights and obligations of the Parties under Articles 8, 9 ,10 and 11 of the Agreement shall survive the termination of this contract.

5.	Repayment

Party B may choose to repay the Loan in cash or by other means agreed by both Parties in writing and permitted by the PRC laws and regulations and industrial policies (including but not limited to transferring all or part of the equity interest in Shan’en Technology held by Party B to Party A or a third party designated by Party A in accordance with the terms and conditions under the Exclusive Share Option and Share Trust Agreement).

6.	Interests

6.1	Both Parties agree and confirm that the Loans in the Agreement are interest-free, except stated in Article 6.2 below.

6.2

Subject to the PRC laws and regulations and industrial policies, if Party A or its designated third party purchases all or part of the equity interest in Shan’en Technology held by Party B with the transfer price of such equity interest exceeds the amount of the Loan in accordance with the Exclusive Share Option and Share Trust Agreement for legal requirements or other reasons, Party B must pay the total price from the equity transfer to Party A or its designated third party for the settlement of the Loan. The excess of the transfer price of such equity interest over the amount of Loan shall be deemed as the interest or cost of capital use of the Loan, to the fullest extent permitted by the PRC laws.

7.	Collateral Guarantee

Both Parties agree that Party A and Party B shall enter into a separate Equity Pledge Agreement (hereinafter, the “Equity Pledge Agreement”) as a guarantee for the compliance with the Agreement of Party B.

8.	Breach of Contract

8.1	The Agreement is breached upon the occurrence of any of the following circumstances:

(1)	Party B fails to repay the Loans in the Agreement as scheduled pursuant to the Agreement;

(2)

Except as otherwise provided in the Agreement, Party B, directly or indirectly, breaches any terms of the Agreement or under no obligation or fails to timely and bear its fully obligations under the Agreement; or

(3)	In the event of default under the Equity Pledge Agreement.

8.2

In the event of default by Party B, Party A shall have the right to determine that part or all of the Loans under the Agreement shall become due and payable from Party B immediately without giving any notice or request to Party B, and Party B shall compensate for all losses (including direct losses and indirect losses) suffered by Party A. Party A may seek all possible remedies under the Agreement, the Equity Pledge Agreement and the PRC laws.

9.	Special Covenants

Party A exercises one or part of the rights and interests under the Agreement and/or the Equity Pledge Agreement without obstructing further exercise of other rights by Party A under the Agreement and/or the Equity Pledge Agreement. Party A shall always have the right to exercise its rights in respect of any pledged equity interest under such procedures and manner, whenever it thinks fit, but shall not be deemed to have waived any security rights. Delay in exercise or failure to exercise of its rights hereunder by Party A will not constitute waiver of such right or any other right under the Agreement and/or the Equity Pledge Agreement.

10.	Governing Law

The validity, performance, interpretation and execution of the Agreement shall be governed by the laws of the PRC.

11.	Dispute Resolution

In case of any dispute between the Parties on the interpretation and performance of the terms under the Agreement, the Parties shall negotiate in good faith to resolve the dispute. If both Parties fail to reach an agreement on the settlement of the dispute within thirty (30) days after one party’s request for the settlement of the dispute through negotiation, either Party may file to a People’s Court with jurisdiction regarding such dispute.

12.	Force Majeure

10.1

“Force majeure” refers to any event beyond the reasonable control of a Party and still unavoidable under the reasonable attention of the affected party, including but not limited to government actions, natural forces, fires, explosions, storms, flooding, earthquake, tide, lightning or war. However, insufficient credit, funds or financing shall not be regarded as matters beyond the reasonable control of one party. A party seeking to be exempted from performance under the Agreement due to “force majeure” shall notify the other party as soon as possible of the exemption, and inform it of the steps required to complete the performance.

10.2

When the performance of the Agreement is delayed or hindered by the aforementioned definition of “force majeure”, the party affected by the “force majeure” does not need to bear any responsibility under the contract within the scope of the delay or hindrance. The party affected shall take appropriate measures to reduce or eliminate the effects of “force majeure” and shall strive to resume the performance of obligations that have been delayed or hindered due to “force majeure”. Once the “force majeure” is eliminated, the Parties agree to use their best efforts to resume performance under the Agreement.

13.	Notices

Notices or other communications required to be given by any party pursuant to the Agreement shall be written in Chinese and delivered personally or sent by registered mail or postage prepaid mail or by a recognized courier service or by facsimile transmission to the following addresses of one party or both Parties or other addresses notified to such party by the other party from time to time or other designated addresses. The date when a notice is deemed to be duly served shall be determined as follows: (a) a notice delivered personally is deemed duly served upon delivery; (b) a notice sent by mail is deemed duly served on the tenth (10th) day after the date when the postage prepaid registered airmail is posted (as evidenced by the postmark), or on the fourth (4th) day after the date when the notice is delivered to an internationally-recognized courier service agency; and (c) a notice sent by facsimile transmission is deemed duly served upon receipt as evidenced by the time shown in the transmission confirmation for the relevant documents.

Party A: Full Truck Alliance Information Consulting Co., Ltd.

  Address: No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang.

Telephone: 0851-83842056

Party B: [Name of Borrower]

Address: ******

14.	Validity and Completeness

The Agreement becomes effective after the execution of both Parties. Upon execution, the Agreement shall constitute a complete agreement and consensus regarding the contents of the Agreement between the Parties thereto, and shall entirely replace all oral and/or written agreements and consensus in relation to the Loan prior agreed by the Parties, including the Original Loan Agreement. Both Parties agree that, from the effective date of the Agreement, no request from either Party to the other party to assume any responsibility in relation to the performance of the Original Loan Agreement. Both Parties shall not irrevocably waive all claims, demands and rights arising from the Original Loan Agreement against the other party.

15.	Severability

If any provision of the Agreement is judged to be invalid or unenforceable as it is inconsistent with applicable laws, such invalidity shall be only with respect to such laws, and the legal validity of the other provisions hereof shall not be affected.

16.	Assignment

Party B shall not transfer its rights and obligations under the Agreement to any third party, unless Party A’s prior written consent is obtained. Party B hereby agrees that Party A may assign its rights and obligations under the Agreement to any other third party when necessary to the extent permitted under PRC law. Party A only has to issue a written notice to Party B when such assignment takes place, and without the consent of Party B.

17.	Amendments and Supplements

Any amendments and supplements to the Agreement shall be in writing. The amendment agreements and/or supplementary agreements that have been signed by the Parties and that relate to the Agreement shall be an integral part of the Agreement and shall have the same legal validity as the Agreement.

18.	Copies

The Agreement shall be executed in two counterparts; each Party shall hold one original.

Each original shall has the same legal validity.

THEREFORE, the Parties have entered into the Agreement as of the date first above written.

(The remainder is intentionally left blank)

(SIGNATURE PAGE TO LOAN AGREEMENT)

Party A: Full Truck Alliance Information Consulting Co., Ltd.

Legal representative / Authorized representative: ___________________

(Seal): [Seal]

Party B: [Name of Borrower]

Schedule of Material Differences

One or more loan agreements using this form were executed. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No	Name of Borrower	Proposed Capital Contribution of Borrower to Shan’en Technology	Borrowing Amount	% of Borrower’s Equity Interest in Shan’en Technology
1	Hui Zhang	RMB 35 million	RMB 35 million	70%
2	Guizhen Ma	RMB 15 million	RMB 15 million	30%